SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

04 MAR 18 AM 7:21

March 17, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

[redacted]
04010737

SUPPL

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following document represents additional material being submitted in respect of the Company's File No. 82-34708:

- Press Release titled: "Lee County Electric Cooperative Addresses Growing Customer Needs with SPL WorldGroup's CorDaptix™ Customer Care and Billing System", dated March 12, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 3/22

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\alk\myd\SEC\(30th subm) 3-17-04fdx.com

FILE NO.
82 - 34708

SPL
Innovate Adapt Excel

04 MAR 18 AM 7:21

the leading provider of billing and customer care solutions

Contact:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.con

News : Press Releases

To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

Lee County Electric Cooperative Addresses Growing Customer Needs with SPL WorldGroup's CorDaptix™ Customer Care and Billing System

March 12, 2004, San Francisco, CA — SPL WorldGroup has announced that Lee County Electric Cooperative (LCEC) has selected its CorDaptix™ customer care and billing system to serve its 165,000 customers on the southwest Florida coast.

Jason Gordon, Manager of Customer Accounting for LCEC said, "We are proud of LCEC's development as one of the most reliable, effective, cost-competitive, and technologically responsive service businesses in the state. As our business continues to experience significant growth we continue to cultivate business partnerships that offer sound technical solutions to support our critical customer care function. We believe we have found that strategic partner in SPL and their CorDaptix customer care solution.

"CorDaptix will give us the flexibility to grow while innovatively satisfying our customers' expectations. With CorDaptix we expect to achieve improved customer satisfaction while simultaneously streamlining processes and reducing costs. . We look forward to a partnership with SPL that we believe will continue to empower our customer service professionals to provide quality service and support our corporate strategic efforts."

Dave Mulit, General Manager of SPL's Americas operations stated: "We could not be more pleased to add LCEC to our growing list of utility clients. In a "quiet" CIS market LCEC's decision to move forward with SPL, along with other recent "wins" for SPL is proof that companies are willing to make sound technology decisions that will support their corporate goals. As we have with all our clients we have made a commitment to LCEC to be their customer care backbone for many years to come. We look forward to working with LCEC on this mission critical project and to continue to earn their trust as we work collaboratively toward a successful implementation and deployment of

the system."

About Lee County Electric Cooperative
Founded in 1940, LCEC today serves 165,000 customers in parts of five counties on Florida's southwestern coast. It has more than 6,000 miles of transmission and distribution lines serving Marco Island, Cape Coral, North Fort Myers, Sanibel Island, Immokalee/Ochopee/Everglades City, Pine Island, and Lehigh Acres.

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About CorDaptix™
SPL's CorDaptix solution is the innovative, adaptable and fully upgradeable customer care and billing product designed to provide scalable solutions that withstand the test of time, growth, and product and service line introductions and extinctions. Its automated handling of direct-access service requests and its billing flexibility—including its ability to handle combinations of commodity and non-commodity products and services—make it particularly well suited for energy retailers. The CorDaptix solution scales readily from a few thousand customers to many millions, and its intuitive interface and customer-centric data model give customer service representatives the immediate information access they need to serve and retain customers.